Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	10,000	33.5530	04/15/2026
Purchase of Common Stock	10,000	34.6491	04/16/2026

JUMANA CAPITAL INVESTMENTS LLC

Purchase of Common Stock	15,000	34.5000	04/16/2026
Purchase of Common Stock	10,000	34.5464	04/16/2026